UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No._)*

HAYMAKER ACQUISITION CORP.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

420870 107
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420870 107
1.	Name of Reporting Persons Haymaker Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 8,250,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,250,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,250,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.0%
12.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

CUSIP No. 420870 107
1.	Name of Reporting Persons Steven J. Heyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,250,000 *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,250,000 *

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,250,000 *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.0%
12.	Type of Reporting Person (See Instructions) IN

* Represents 8,250,000 shares of Class B common stock held by Haymaker Sponsor LLC. Mr. Heyer is the issuer's Chief Executive Officer and Director, and together with Andrew R. Heyer, the issuer's President and Director, are the managing members of Haymaker Sponsor LLC and jointly have the voting and dispositive power of the securities held by Haymaker Sponsor LLC. Accordingly, Messrs. Heyer and Heyer may be deemed to have or share beneficial ownership of such shares. Mr. Heyer disclaims beneficial ownership over any securities owned by Haymaker Sponsor LLC in which he does not have any pecuniary interest.

CUSIP No. 420870 107
1.	Name of Reporting Persons Andrew R. Heyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,250,000 *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,250,000 *

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,250,000 *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.0%
12.	Type of Reporting Person (See Instructions) IN

* Represents 8,250,000 shares of Class B common stock held by Haymaker Sponsor LLC. Mr. Heyer is the issuer's President and Director, and together with Steven J. Heyer, the issuer's Chief Executive Officer and Director, are the managing members of Haymaker Sponsor LLC and jointly have the voting and dispositive power of the securities held by Haymaker Sponsor LLC. Accordingly, Messrs. Heyer and Heyer may be deemed to have or share beneficial ownership of such shares. Mr. Heyer disclaims beneficial ownership over any securities owned by Haymaker Sponsor LLC in which he does not have any pecuniary interest.

Item 1(a).	Name of Issuer

Haymaker Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

650 Fifth Avenue, Floor 31, New York, NY 10019

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Haymaker Sponsor, LLC

(ii)	Steven J. Heyer

(iii)	Andrew R. Heyer

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is 650 Fifth Avenue, Floor 31, New York, NY 10019.

Item 2(c).	Citizenship

(i)	Haymaker Sponsor, LLC is a limited liability company formed in the State of Delaware.
(ii)	Steven J. Heyer is a citizen of the United States.
(iii)	Andrew R. Heyer is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share.*

* Class A common stock is the class of common stock of the Issuer registered pursuant to the Securities Exchange Act of 1934, as amended. The Reporting Persons own shares of Class B common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”), or earlier at the option of the holder, on a one-for-one basis, subject to certain adjustments. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination and any private placement-equivalent warrants issued to Haymaker Sponsor LLC or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

420870 107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) Broker or Dealer registered under Section 15 of the Exchange Act.

(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) Investment company registered under Section 8 of the Investment Company Act.

(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.

Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The ownership information presented below represents beneficial ownership of shares of Class A common stock of the Issuer as of December 31, 2017, based upon 33,000,000 shares of Class A common stock outstanding as of November 30, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 8, 2017, and assumes the conversion of the Class B common stock, par value $0.0001 per share, of the Issuer held by the Reporting Persons into shares of Class A common stock on a one-to-one basis.

Haymaker Sponsor LLC owns an aggregate of 8,250,000 shares of the Issuer’s Class B common stock, representing 20.0% of the total common stock issued and outstanding. Steven J. Heyer and Andrew R. Heyer are the managing members of Haymaker Sponsor LLC and jointly have the voting and dispositive power of the securities held by Haymaker Sponsor LLC. Accordingly, Messrs. Heyer and Heyer may be deemed to have or share beneficial ownership of such shares. Each reporting person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:   February 14, 2018

HAYMAKER SPONSOR LLC a Delaware limited liability company

By:	/s/ Andrew R. Heyer
Name:	Andrew R. Heyer
Title:	Managing Member

/s/ Steven J. Heyer
Steven J. Heyer

/s/ Andrew R. Heyer
Andrew R. Heyer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Class A common stock, $0.0001 par value per share, of Haymaker Acquisition Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2018.

HAYMAKER SPONSOR LLC a Delaware limited liability company

By:	/s/ Andrew R. Heyer
Name:	Andrew R. Heyer
Title:	Managing Member

/s/ Steven J. Heyer
Steven J. Heyer

/s/ Andrew R. Heyer
Andrew R. Heyer